Allied Gold Limited

+200,000 ounce producer on the horizon



Dawn at Gold Ridge

Disclaimer

Forward Looking Statement and Competent Persons Statement

This presentation does not constitute an offer or a solicitation of an offer to purchase equity securities of Allied Gold Limited ("**Allied Gold**").
To the extent permitted by law, none of Allied Gold, its subsidiaries, or any of their representatives make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of the information contained in this presentation and none of those parties have or assume any obligation to provide any additional information or to update this presentation. Certain information in this presentation and oral statements made during this meeting is forward-looking and related to anticipated financial performance, events and strategies. Such forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their respective projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in the short form preliminary prospectus dated 13 November 2009 and the documents incorporated by reference in such prospectus. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

Competent Persons

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Presentation that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Presentation in the form and context in which it appears.

Presentation Agenda







1. **Snapshot** - Where we operate, our scale size
2. **Corporate Profile** - Shareholder, Listings
3. **Inventory Profile** - Reserves & Resources
4. **Production Profile** - Now and Future
5. **Financial Profile -** Cash Costs and Outlook

11. **Simberi -** Location, Production, Oxides/Sulphides
12. **Gold Ridge** - Location, Then & Now
13. **Metrics -** Some Comparisons
14. **Exploration** - Tabar Islands and Gold Ridge
15. **Appendices**

1. Allied Gold - A snapshot

Two mines in PacRim with 8.3Moz in Resource, to produce 200k ozpa

Where we operate


PNG
3hrs
Solomon Is
3hrs
Australia

What we have 8.3Moz

= US$189/oz Reserves
= US$75/oz Resources


GoldRidge
Simberi
3.1 Moz
Inferred
5.1 Moz
Measured
Indicated
Moz
Nov06
Oct06
Jan09
May09
May10
Sep10

What we Produce

Costs at $650/oz and falling


790
774
838
714
862
866
1100
1186
1223
1370
570
560
718

Growth Options

- Simberi oxides
- Simberi sulphides
- Exploration PNG/Solomons


2009-10
Simberi
~64k ozpa
2011-12
Simberi
~100k ozpa
Gold Ridge
~120k ozpa
Future
Simberi
+250k ozpa
Gold Ridge
~120k ozpa

1a. Regional Profile - PacRim

Two mines and exploration ground in a prolific region


SIMBERI
LIHIR
>40Moz
North
FRIEDA RIVER
9Moz
GRASBERG
>52Moz
PANGUNA
16Moz
GRML
PAPUA
NEW GUINEA
SOLOMON
ISLANDS
OK TEDI
10Moz
PORGERA
>22Moz
WAFI
TOLUKUMA
MISIMA
5Moz
VATUKOULA
>8Moz
Tonga Trench
North Fiji
Fracture Zone
New
Hebrides Trench
VANUATU
FIJI
MT KASI

2. Shareholder Profile

As at 18 February 2011

Tickers	ASX:ALD, TSX:ALG, AIM:AGLD
Shares	1,040 million
Share Price	63c or £0.39
Cash	US$ 35 M
Market Cap	US$ 630 M


April 2009 to Feb 2011

Shareholders as at 20 Jan 2011	Holding(%)	Country
1. M&G Investment Management	19.89%	UK
2. Baker Steel Capital Managers	9.86%	UK
3. Franklin Templeton	7.36%	USA
4. Capital Research Global	5.94%	USA/UK
5. Resource Capital Associates	5.15%	USA
6. JP Morgan Asset Management	3.83%	UK
7. Legal & General	3.44%	UK
8. Libra Advisors	3.46%	USA
9. BlackRock Advisors	3.24%	USA
10. Tocqueville	2.29%	USA
Top 10 Holders	**64%**	

Investors by country

65% 31% 2%

3. Inventory Profile

All open pit with Simberi +10 years, Gold Ridge ~10 years

What we have **8.3**Moz
= US$189/oz Reserves
= US$75/oz Resources



Gold Ridge
Simberi
3.2 Moz
Inferred
5.1 Moz
Measured and Indicated
9
8
7
6
5
4
3
2
1
0
Nov 06
Oct 08
Jan 09
May 09
May 10
Sep 10
Moz

Asset Lives... at least a decade

Group Resources	8.3 Moz
Group Reserves	3.3 Moz

Gold Ridge	Moz	Mt @ g/t
1P Reserves	1.28	23 Mt @1.71
MII Resources	2.09	38 Mt @1.73

Simberi	Moz	Mt @ g/t
2P Reserves	2.15	46 Mt @1.4
MII Resources	6.22	173 Mt @1.1

Allied will spend $15m in 2011 to grow and replace resources.

- Gold Ridge - has been under explored for a decade
- Simberi - Oxide/Sulphide resource has grown every year and continues to grow)

*EV/oz based on $620m EV (60c share price)

4. Group Production Profile

From March 2011 at 200k ozpa. Expansion options under review.



Production '000ozpa
year ending 30 June
* Forecasts subject to BFS and
investment decisions
GoldRidge
Simberi Sulphide
Simberi Oxide
64
120
100
120
150
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Simberi
2mtpa
60kozpa
2.4mtpa
70kozpa
3.5mtpa
100k ozpa
*5 mtpa oxides 130k-150k ozpa
*2.5 mtpa sulphides 150k ozpa
Gold Ridge
2.5 mtpa plant 120k ozpa

5. Allied Financial Profile

Unhedged +200kozpa, moderate cost, current margins US$700/oz



Allied US$/oz realised price
Current Gold Price
US$ an ounce
1400
1200
1000
800
600
400
200
Hedging extinguished
US$650/oz in Dec half
US$700/oz in Dec quarter
D&A $125-150/oz
583
744
677
656
Cash cost range $650-600/oz without fuel initiatives
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14

Fuel for power (excluding fleet) accounts for $80-100/oz at Gold Ridge and Simberi. Potential savings include;

- Simberi - $30-50/oz through use of Heavy Fuel Oil. ($8m capex under consideration)
- Gold Ridge - A mid-decade govt /IFC$300m hydro scheme could save $30-50/oz

6. Simberi, Papua New Guinea







Simberi



Rope Conveyor

6a. Simberi - Papua New Guinea

3 hours from Port Moresby, 20 minutes from Lihir



Lorengau
Vanimo
Wewak
Kavieng
Simberi
Lihir
Solwara
Namatanai
Rabaul
3 hrs
Sinivit
Frieda
Ok Tedi
Tabubil
Porgera
ENGA
Ramu
Madang
Hoskins
Mt. Kare
Wabag
Yandera
Mt Hagan
Kainantu
Kandrian
Kieta
Panguna
Lae
Wafi
Edie Creek
Hidden Valley/Hamata
Kerema
Tulukuma
Popondetta
Woodlark
Lajoki
Port Moresby
Imwauna
Alotau
Mining Projects
Operating Mine
Mine Under Development
Possible Mine

6b. Simberi - Today

Currently ~ 18koz quarter at margins of +$700/oz


Recovery (%)
91.6
77.1
78.2
88.7
87.2
88.5
85.6
89.3
91.3
88.5
17.6
20.9
17.5
16.7
14.1
17.5
14.7
18.1
18.2
18.9
Production (koz)


Received Price
(US$/oz)
790
774
838
714
862
866
1100
1186
1223
1370
570
560
718
551
401
428
586
755
736
754
614
660
652
SQ08
DQ08
MQ09
JQ09
SQ09
DQ09
MQ10
JQ10
SQ10
DQ10





Sorowar

6c. Simberi - Oxides/Sulphides

Growing inventory provides options for future

Inventory provides options for Oxides (3.5 Mtpa to 5 Mtpa)
and future Sulphide circuit (1.5 Mtpa to 2.5 Mtpa)



Measured, Indicated Inferred Resources
Oxides (Mt)
Sulphides (Mt)
26 27
29 47
36 48
35 87
38 110
38 126
?
?
2006
Oct-08
Jan-09
May-09
Mar-10
Aug-10
2012



Oxides (MOz)
Sulphides (MOz)
1.0 1.3
1.1 1.8
1.3 1.9
1.3 3.3
1.4 4.1
1.4 4.6
2006
Oct-08
Jan-09
May-09
Mar-10
Aug-10

Having focused predominantly on sulphides at Pigibo and Pigiput, Allied turning attention to untested oxide potential



210750m N
Extent of Drilling
210250m N
Untested Oxide Potential (BLUE blocks)
SOROWAR 2009 Pit Design

At Pigibo,
Recent assays of 32m @ 2.68 g/t from 21m in oxide confirmed the down dip continuity



209000mN
PIGIBO
PIGIPUT
440000 mN

6d. Simberi - Future

At 100kozpa by end 2011 then increment or step changes



OXIDES - Expansion to 3.5 Mtpa (100k ozpa) by end 2011

Allied has approved A$32m expansion to nameplate 3.5 Mtpa

Tankage: Commence construction two new leach tanks in February

Thickener: Commence construction (Sept Q)

SAG Mill: On site footings (June Q) and installation (Sept Q).

Fleet: New Haulmax trucks on site. Three by mid year.



OXIDES - Review of 5 Mtpa option (~130k-150k ozpa)

Allied continues to review optionality of expanding to 5 Mtpa

Tankage: Would require 5 extra tanks. **Thickener:** One additional.

Fuel: HFO. **Ropecon:** Currently 4 Mtpa.

Fleet: Fleet, road and haulage options would be reconsidered.



SULPHIDES - BFS to focus on 2.5 Mtpa (~150k ozpa)

Pre-feasibility (Nov 2010) on 1.5Mtpa roaster. BFS to focus on 2.5 Mtpa

Reserves: Continue to grow inventory. New resource due Sept-2011.

Roaster: Roaster pilot plant trials 2011.

Timing: 2011 BFS. 2012 Decided/Permits. 2013-14 Build. 2015 Gold.

6e. Simberi - Oxide Expansions

A$32 million expansion to 3.5Mtpa complete by end 2011

2.4 Mtpa in Place	Moving 3.5 Mtpa	Potential expansion to 5 Mtpa oxide circuit
1Ball, 1 Leach, 5 CIL	1 SAG, 2 Leach, 6 CIL	Run both circuits - 1 Ball, 1 SAG, 2 Leach, 11 CIL



20 metres
Scats/Pebble Crusher
Apron Feeder
3.5 Mtpa SAG
Cyclone
Leach
Leach
CIL
CIL
CIL
CIL
CIL
Thickener
Screens
PSA Plant
Compressors
Access Road
Cyclone
Screen
Apron Feeder
2 Mtpa Scrubber
Ball mill
Lime Slaker
Mill offline at 3.5 Mtpa
Back on for 5 Mtpa
Leach 1
CIL
CIL
CIL
CIL
CIL
CIL
Leach 1 becomes
CIL under 3.5mtpa
Elution
Compressors
Thickener

7. Gold Ridge, Solomon Islands

Gold Ridge - Jan 2011



7a. Solomon Islands - Location

990 Islands with 70 languages and 550,000 people


Malaita
Honiara
Gold Ridge Mine
Guadalcanal
2


1
2
3 hours


Henderson Airfield
Bemuta
Tailings Disp
ML 1/1999
Obu Obu
Plant Site
Waste Dump
Mine Camp
Valehaichich
Namachamata
Kupers
Dawsons
ML 1/1999
Mt Vunusa 640m
Mt Toluva 1040m
Mt Rouramba
0 5
Kilometres

7b. Gold Ridge - An Overview

A$150m capex. 120,000ozpa . Commissioning imminent











Ownership	100% owned by Allied Gold. Acquired ASG in 2009-10.
Capex	A$150m 12-month refurb and expansion includes purchase of mining fleet, community initiatives, operations readiness.
Inventory	Resources of 2.1 Moz. Limited drilling in a decade.
Plant	2.5 Mtpa conventional SAG Mill and CIL plant.
Mining	Open Pit. LOM Strip Ratio 1.55:1. Owner Operator. In 2011 mining Valehaichichi + Namachamata pits. By 2012 Kupers / Dawson pits.
Production	Target March 2011 quarter. 120kozpa for minimum 9 years.
Assumptions & Costs	Mining US$4.40/t, Process US$15/t G&A US$4/t. Target US$650/oz in first 2 years. Longer term US$550/oz.

7c. Gold Ridge - Mining 2011-12

Approx 4.6 Mt Ore and 6.4 Mt of Waste



Namachamata Pit
Charivunga Mineralised Zone
Haul Road
Kupers Pit
Dawsons Pit

Photo - Jan 2011



Namachamat
a
65koz
Valehaichichi
200koz

- In 2011 mining in Namachamata and Valehaichichi
- Then develop haul road access to Kupers and Dawsons.
- Dawson/ Kupers enables 30% soft ore blend and high recoveries in oxide and primary material.
- Continuing at Valehaichichi provides ore source flexibility
- From 2012 sourced from Dawsons / Kupers / Valehaichichi

7d. Gold Ridge, Solomon Islands

A$150m on time and on budget for March 2011







Namachamata - Jan 2011

7e. Gold Ridge - Then and Now

Old plant did well - The $150m refurbishment to make it better.

	Ross Mining - *Circa 2000*	Allied Gold - *In 2011*
Fleet	Single-axle rear-axle drive trucks.	Mix of articulated AWD and rigid frame trucks - flexible for tropical terrain.
Mining + Blending	Access to one pit (Valehaichichi). Successful start up on oxides but in year 2 ore trans & fresh. No chance to blend.	Will have 2 pits in year one (Nam and Valeh) and various ores. 2-3 pits in years beyond. ROM doubled to 175k tonnes.
Plant Availability	Approx 83% due to the clogging at crusher which led to stop/start milling	Target 91% (8000 hours per year)
Plant and Process	2.0Mtpa 6 tanks residence time 18-19 hours	2.5Mtpa. Replace gravity tables with Knelson Concentrator and intense leach reactor to treat coarse gold. Also pebble crusher and thickener. 9 tanks for 30 hours leach and absorption time
Summary	Constrained access, ore pushed though mill limited chance to blend ore types. Led to coarser grind, reduced leaching.	✓**More flexible mining.** ✓**More blending - standardized feed.** ✓**Greater residence times in tanks** ✓**Recover more gravity gold**

7f. Gold Ridge First 2 Years (indicative)

Allied's target is to have cash costs of US$650/oz

	Starter Pits - blend to produce 120,000 ozpa				TOTAL
	Valehai.	Namach.	Dawsons	Kupers	
Ore	1.47Mt @ 1.60g/t	0.57 Mt @ 2.39g/t	2.30 Mt @ 1.69g/t	1.08 Mt @1.70g/t	**5.4 Mt @ 1.74g/t**
Waste	1.57 Mt	0.46 M	2.30 Mt	2.58 Mt	**6.9 Mt**
Soft	11%	21%	26%	73%	**31%**
Recovery	74%	70%	87%	84%	**81%**

Costs US$/t	
assume A$:US$ parity	
Mine 4 Mtpa	$4.40 /t
Process	$15/t
G&A	$4/t
Total	**~$23/t**

Production assumptions

- Commissioning - In March Quarter 2011.
- Ramp up - Budget is three months to get to at a rate of 120,000 ozpa.
- Grade & Recoveries - LOM 1.7 g/t at 82%. Commission/RampUp quarters mid-70%.
- Total Cast Cost - Targeting US$650/oz assuming USD/AUD Parity

Financial assumptions

- Royalties 3%. Allied has A$44m of tax losses at June 2010. Hedging - None.
- IFC US$35m - Loan was drawn down in 2010. A 5 year loan with first repayments to commence in Nov 2011. Interest rate is Libor plus ~6.75%. No hedging required.

8. Metrics and Comparison

How Allied compares



8a - Comparisons with ASX Golds

Selection of ASX listed midcap producer / explorers



Reserve Base (Moz) - Covers Allied for at least 10 years and all open pit
3.4 Moz
3.3
2.9
2.4
2.3
2.1
1.9
1.1
0.9
0.5
Allied
Oceana
St Barabara
Resolute
Kingsgate
Perseus
Anatolia
Catalpa
Saracen
Medusa



Market Capitalisation of Australia's mid tier gold
1300
1317
1003
926
678
625
625
637
630
556
401
Anatolia
Kingsgate
Medusa
CGA
Regis
Oceana
St Barb
Ampella
Resolute
Allied
Gryphon
Integra



EV/ Resource Ounce - Average A$154/oz
62
Medusa
Gryphon
Regis
Kingsgate
Troy
Integra
Perseus
Saracen
Red5
Dampier
Allied

Source: EV/Res ounce as at 12-10-11 WilsonHTM Precious Metals Weekly. Reserves based on Kingsgate/DOM merger presentation Oct2010.

8b - Comparisons TSX/Int Golds

Selection of TSX-listed and other international midcaps



2012 Gold Production ('000oz) - Selected Producers
326
297
281
241
208
200
197
190
168
163
164
163
Centamin
Semafo
Oceana
CGA
Allied
Alamos
Minefinders
LakeShore
Teranga
Aurizon
Primero
SanGold
Dundee



EV/EBITDA multiple of 38 companies (2011-13 average) is 9-11 times
12.9
6
5.9
8.1
7.7
9
?
7.8
6.5
6.3
3.2
10.3
11.4
Semafo
Gammon
CGA
LakeShore
SanGold
Teranga
Allied
Aurizon
Petropav
Minefinders
Golden Star
NewGold
Alamos



Av. Adjusted Market Cap Per Recoverable Ounce
Intermediate Producers - $467/oz
Emerging Producers - $362/oz
820
714
603
533
483
467
442
437
419
241
233
218
Semafo
LakeShore
Kingsgate
Petro
Alamos
Primero
Aurizon
Teranga
Gammon
MineFinders
CGA
SanGold
Allied

Source: Derived from BMO Research dated as at 11 Feb 2011. Based on 38 mid cap producers and developers. Allied included for illustrative purpose.

9. Exploration

Underexplored for a decade, new technologies and possibilities

Reverse Circulation Drill Rig



9a. Tatau & Tabar Islands, PNG

Exploration - Multiple targets, attention turns to Mt Tiro



Simberi
N
SCALE
0
5 km
Tatau
SW Tatau
Tabar
Legend
>500ppm copper
>0.2g/t gold surface anomaly
Prospects

Results in December quarter

Six core holes (1171m) at Mt Letam and Talik prospects. Possible source of the geophysical anomaly identified but no assays of significance to date.

Focus in coming quarters

Tatau - Move core drilling from Mt Letam/ Talik to Mt Tiro, Pepewo and Seraro prospects.

Tabar - Line cutting and soil sampling for IP survey at Banesa prospect.

9b. Gold Ridge - Exploration

Low sulphidation epithermal gold deposit - over 1.5km x 2.5 km



INDEX
GOLD RIDGE CORRIDOR
Valehaichichi
Namachamata
Kupers
Dawsons
LEASE
Mt. Vunusa SPL
GEOLOGY
kilometre

Geology

- a typical low sulphidation epithermal gold deposit
- known mineralisation extends over 1.5km x 2.5 km
- hosted by Gold Ridge Volcanics (orange) and structurally controlled
- open at depth
- potential for Cu-Au porphyry style mineralisation below epithermal deposits
- additional exploration areas pegged

10. Contact Us

www.alliedgold.com.au

Brisbane Office
Ph: +61 7 3252 5911
investor@alliedgold.com.au

Toronto Office
Ph: +1 416 839 8610
rgreco@alliedgold.com.au

London - MerlinPR
Ph: +44 (0) 20 7726 8400
alliedgold@merlinpr.com



Appendix - Directors + Management

Mark Caruso – Executive Chairman

- Over 25 years experience developing and operating mining companies
- Director of other ASX-listed companies.

Montague House – Non-Executive Director

- Former Member of Parliament in Western Australia and considerable board experience with natural resources companies

Anthony Lowrie – Non-Executive Director

- Corporate finance expert and former Chairman of ABN AMRO Asia Securities
- Currently a Director of Kenmare Resources plc and the Edinburgh Dragon Fund

Gregory Steemson – Non-Executive Director

- Geologist and geophysicist with a background in mining and exploration

T Sean Harvey – Non-Executive Director

- Over 20 years experience in mining: 10 years in investment and merchant banking, and last 10 years holding senior executive and board positions with various mining companies

Frank Terranova – Executive Director & CFO

- Chartered accountant with over 20 years experience in corporate finance and financial risk management.

Peter Torre – Company Secretary

- Chartered Accountant and Chartered Secretary with 15 years experience in corporate advisory services and Company Secretary of other ASX listed companies.

Phil Davies – Chief Geologist

- 25 years gold exploration experience in Australia and West Africa. Discovery record at all levels from grass roots to near-mine, bringing projects to mine status

Peter Du Plessis – General Manager Simberi Operations

- Qualified Mine Manager with 35 years experience in both underground and open pit mining operations

Ross Hastings – General Manager Resource Development

- Geologist with over 20 years international experience including Ok Tedi copper mine and Misima gold mine in PNG

Drew Anwyll – General Manager Gold Ridge Operations

- 17+ years experience in mining, both underground and open cut. Developing country experience includes 3 years in South Africa and the last 5 years at Porgera in PNG

Alan Harrison – Group Human Resources Manager

- Industrial psychologist with 20 years HR experience in major mining projects for the Asia Pacific region involving the workforce, community and Government relations

Appendix - Research

Research Firm	Analyst
RBC	Stueart McIntyre, Geoff Breen
Wilson HTM	Keith Williams, James Brennan-Chong
Casimir	Wayne Atwell, James Crosby
Stifel Nicolaus	Josh Wolfson
Mirabaud Securities	Nick Chalmers
Oriel Securities	Kate Ward, Charles Cooper
Edison Investment Research	Tom Hayes
RCR Research	Trent Allen

Appendix - Gold Ridge

Gold Ridge - Jan 2011



Appendix - Solomons Snapshot

History, Government, Population, Economy

History



- In 1568 Spanish explorer gave names to various islands
- 1897 UK and Germany trade colonies. Britain gets Solomons.
- WW2 battles on Guadalcanal (38,000 killed/wounded)
- 7 July 1978 gains independence from Britain

Government



- Capital is Honiara on Guadalcanal
- Common Law systems and modern Mining Act
- Aust/NZ led Regional Assistance Mission (RAMSI) since 2003
- County donors - Australia, NZ, Taiwan, World Bank support

Population



- Population of 550,000 across 900 separate islands
- Population growth - 2.2% pa.
- Demographic – approx 40% of population is 0-15 years
- Religion - 96% Christian, South Seas Evangelical, Adventist

Economy



- Currency: One $USD = approx seven Solomon Dollar (SD).
- Industry: Logging diminishing, Fishing and Palm Oil.
- Tourism: Emerging contributor.
- Gold Ridge will contribute approx 35-40% of GDP

Appendix - Why the Solomons?

Open and supportive







✓Open	Close to Australia & NZ Strong historic ties.
✓Clear Rules	Gold Ridge agreements - extensive consultation and negotiation.
✓Safe	RAMSI in place and staying. Public and Govt support for RAMSI.
✓Supportive	International and aid support from Aust, NZ, Taiwan, IFC, World Bank.
✓Experienced	Solomon has recent experience and understanding of mining.
✓Welcoming	Enthusiastic, supportive, welcoming. Wants to see Gold Ridge succeed

Appendix - Gold Ridge History

Between 1998-2000 produced 200,000 ounces of gold

1568 - Presence of alluvial gold near mouth of Matepono River

1931 - Gold discovered in the Gold Ridge catchment and soils

1974 - Exploration gold concentrations in the immediate area

July 1978 - Solomon Islands gained independence

1994 - Ross Mining acquired Gold Ridge Project

Oct 1996 - Initial Agreement with Ross Mining and area Landowners and SI Govt

Sep 1996 - Ross Mining commenced production, first gold in 1998.

June 2000 - Ross /Delta ceased production due to ethnic tensions and civil unrest

June 2003 - Aust/NZ led Regional Assistance Mission to Solomon Islands (RAMSI)

Nov 2004 - Australian Solomon's Gold (ASG) wins tender to redevelop Gold Ridge

Dec 2009 - Allied Gold acquires ASG in $40m scrip takeover

March 2010 - A$150m refurbishment/redevelopment starts

March quarter 2011 - First gold expected. 120,000ozpa. Mine life minimum 9 years

Appendix - Gold Ridge Community

Significant supporters, help designed redevelopment



Consensus

- The 2003 international tender for Gold Ridge redevelopment included significant consultation and development agreements with local landowners. The agreements stipulated jobs, housing, royalty sharing, environment agreements.



Housing

- Local community leaders helped lead a population census of area and entitlement to housing relocation and assistance.
- Some 1900 locals will be helped over 12-15 months.



Jobs

- Approx 600 people (80% of GRML) workforce will come from local Gold Ridge district. Aim is to prioritise and balance work force from Gold Ridge and wider Guadalcanal area.



Royalties

Gross royalties are ~3% consist of 1.2% to Local Landowners, 0.3% to Guadalcanal Provincial Govt and an export duty of 1.5% to the Solomon Islands Govt. Also a $15/oz payment to former political risk insurer (American Home Insurance).

Appendix - Gold Ridge Inventory

No systematic exploration for decade. Allied to pick up pace.

Probable Ore Reserves by Pit as at June 2010

	Waste	Ore	Au g/t	Metal	Recovery	Au g/t	Metal
	Kdt	Kdt	In Situ	In Situ	%	Recovered	Recovered
Namachamata	2,283	1,269	2.27	93 koz	70%	1.59	65 koz
Valehaichichi	7,813	5,003	1.66	266 koz	76%	1.25	201 koz
Kupers	11,137	6,847	1.76	387 koz	82%	1.44	318 koz
Dawsons	12,210	10,134	1.65	536 koz	87%	1.43	465 koz
Probable	**33,443**	**23,253**	**1.71**	**1,282 koz**	**82%**	**1.40**	**1,049 koz**
Total P&P	**33,443**	**23,253**	**1.71**	**1,282 koz**	**82%**	**1.40**	**1,049 koz**

Measured	6,100	1.92	370 koz
Indicated	23,000	1.66	1,230 koz
Inferred	8,400	1.80	480 koz
Total MI&I Resources	**37,600**	**1.73**	**2,090 koz**

*based of US$850/oz price and 0.7g/t-0.9 g/t cutoff

Gold Ridge Processing 1

Crush, Grind, Mill, Leach



Crush/Convey

- Blended plant feed strategy
- Direct dump ore bin, scalping by vibrating grizzly
-Nordberg primary jaw crusher 1400 by 1050 mm



Grind

- Single stage variable speed 4700Kw hybrid SAG Mill
- 5.5m diametre by 8.6 metre long.
- Same mill as used decade ago refurbished.
- Grind to p80 of 125 microns



Leach

- 3 more tanks than Ross Mining.
- Residence ~30 hours (Ross Mining was 18-19hrs)
- 9 tanks in total (3 leaching, 6 adsorption).
- Total tankage is 2200 m3 per tank w/130t of carbon



Elution

Standard Anglo American Stripping Circuit.

Assumptions

BondBall Index
~13 KWh/t

Lime use
1 to 1.5 kg/t

Cyanide use
1 kg/t

Recoveries
Yr1 - mid 70%
LOM - 82%

Gold Ridge Processing 2

Electrowin, Energy, Dispose



Electrowin

- 6 tonne carbon in each strip
- 16 hours per strip cycle
- 4 standard electrowinning cells



Gravity Gold

- Knelson Concentrator (standard 48 inch)
- Acacia Leach Reactor for Knelson Concentrates
- Dedicated Electrowin cell for Gravity Conc

Tailings

- TSF Dewatering commenced Feb 2010.
- TSF Dewatering completed Nov 2010
- A zero discharge TSF. Meets cyanide code.
- Sufficient space for +8 years



Power

- Aggreko BOO contract. Diesel. 14 MW installed
- Energy accounts for approx US$150/oz
- Longer term option of Hydro power (Tina River)

Assumptions

Mining Cost
~US$4.40/t

Process Cost
~US$15/t

G&A
~US$4/t

Operational Cost
- 25-30% Power
- 30% Labor
- 15% Consumable
- 10% Maintenance
- 15% G&A

Appendix – Simberi

View from Simberi camp to Tabar/Tatau Islands



Appendix - Simberi Island

Map of islands and key pits. Ropecon is yellow line.


ML 136
Pikung
Plantation
Aerodrome


136
SOROWAR
NMINDA
PIGIBO
PIGIPUT
BOTLU
PIGICOW
SAMAT
BEKOU



Appendix - Simberi Inventory

For more detail, view Allied's Annual Report

Simberi Resources	Mt	Au g/t	Moz
Proven	12.2	1.06	0.42
Probable	33.6	1.60	1.73
Total Reserves	**45.9**	**1.46**	**2.15**
Measured	14.2	1.16	0.53
Indicated	71.6	1.29	2.97
Inferred	87.8	0.96	2.72
Total Resources	**173.6**	**1.11**	**6.22**





Simberi Reserves	Mt	Au g/t	Ounces
Oxides	26.3	1.03	870,000
Transitional	4.5	1.11	161,000
Sulphides	15.1	2.31	1,119,000
Total Reserves	**45.9**	**1.46**	**2,150,000**

Appendix S - Simberi Sulphides

Recent drilling outside pits highlights further sulphide

Botlu Deposit - two notable sulphide assays;

- 27m @ 5.26g/t Au from 40m, incl 2m @ 43.3g/t Au from 64m, (SDH142) and
- 33m @ 2.15g/t Au from 119m (SDH163)

These help confirm, and will add to new 3D sulphide resource model.

Targeting Simberi sulphide resource upgrade in mid-year as part of BFS work.



43,500 mE
43,750 mE
44,000 mE
44,250 mE
44,500 mE
ML136
BOTLU
208,250 mN
208,000 mN
207,750 mN
207,500 mN
207,250 mN
SAMAT NORTH
SAMAT EAST
SAMAT SOUTH
ALLIED GOLD LTD
SIMBERI GOLD PROJECT
SAMAT & BOTLU
Q42010 Drillholes
Holes Drilled
Assays Received &/or Drilled
Previous Drilling
Pit Designs
Current Oxide Pit Outline
Haul/Pit Access Road
Ropecon Path

Contact Us

www.alliedgold.com.au

Brisbane Office
Ph: +61 7 3252 5911
investor@alliedgold.com.au

Toronto Office
Ph: +1 416 839 8610
rgreco@alliedgold.com.au

London - MerlinPR
Ph: +44 (0) 20 7726 8400
alliedgold@merlinpr.com

